Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[5]

Henry M.C. Cheng[5]

Albert S. Cho[3]

Michel Debolt[3]

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Wing Lau

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Angela R. Russo[1]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

Registered Foreign Lawyers

Liu Gan[2]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com

January 21, 2014

CONFIDENTIAL

Paul Dudek, Esq., Chief

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Confidential Submission of Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of our client, Hailiang Education Group Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. The ADSs are expected to be listed on the NASDAQ Global Market or New York Stock Exchange. Subject to market conditions and the resolution of the Staff’s comments on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in May 2014.

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the Commonwealth of Massachusetts (U.S.A.)

3. Admitted in the State of New York (U.S.A.)

4. Admitted in the State of Wisconsin (U.S.A.)

5. Admitted in England and Wales

6. Admitted in New South Wales (Australia)

7. Admitted in Victoria (Australia)

Beijing Chicago London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

January 21, 2014

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

We would like to draw the Staff’s attention to the presentation of the financial statements included in the prospectus.

The Company is a holding company with no substantive operations as of June 30, 2012 and 2013, and for the years then ended. On December 31, 2013, the Company through its consolidated subsidiary Zhejiang Hailiang Education Consulting and Services Co., Ltd. entered into contractual arrangements with Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”) as part of its reorganization to facilitate foreign participation and investments in its K-12 educational business in China. The contractual arrangements provided the Company (i) the power over Hailiang Investment, (ii) the exposure or rights to variable returns from its involvement with Hailiang Investment, and (iii) the ability to affect those returns through use of its power over Hailiang Investment. The contractual arrangements were executed and became effective on December 31, 2013, and, as a result, the Company controls Hailiang Investment.

In substance, the Company’s entering into these contractual agreements involves no business combination and is merely a reorganization of entities under common control since the Company and Hailiang Investment are controlled by Mr. Hailiang Feng, both before and after the agreements were entered into. Accordingly, in the future submission, the Company’s consolidated financial statements that will be prepared for a period that includes December 31, 2013, the date the agreements were entered into, will be considered as a continuation of the consolidated financial statements of Hailiang Investment and its subsidiaries. In other words, the Company’s consolidated financial statements will include the financial position and the results of operations of Hailing Investment and its subsidiaries as of the earliest periods presented. However, because the Company consummated the reorganization and entered into these contractual arrangements with Hailiang Investment after the date of the financial information included in the Registration Statement, we present the financial information of Hailiang Investment and its subsidiaries separately from that of the Company.

If you have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Jessie Qian at +86-21-2212-2580, or the filing review partner at KPMG, David Kong at +86-10-8508-7033. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David T. Zhang of Kirkland & Ellis

Enclosures

cc:	Ming Wang, Director of Hailiang Education Group Inc.

Lei Chen, Chief Financial Officer of Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)

David Kong, KPMG Huazhen (SGP)